Exhibit (h)(ix)(B)

OPERATING SERVICES AGREEMENT

DIREXION SHARES ETF TRUST

This Operating Services Agreement (the “Agreement”) is made and entered dated May 23, 2019, by and between the Direxion Shares ETF Trust, organized under the laws of the State of Delaware (the “Trust”), on behalf of each of the series of the Trust listed on Schedule A hereto (each a “Fund,” and collectively, the “Funds”), as such schedule may be amended from time to time, and the advisor of the Funds, Direxion Advisors, LLC, a Delaware limited liability company (hereinafter referred to as “Direxion” or the “Advisor”) is effective as to each Fund as of the effective date listed on Schedule A.

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, the Advisor provides investment advice and services to the Funds pursuant to an Investment Advisory Agreement with the Trust and the Advisor (the “Investment Advisory Agreement”) and is registered with the Securities and Exchange Commission as an investment advisor under the Act; and

WHEREAS, the Trust wishes to engage Advisor, to provide, or arrange for the provision of, certain operational services which are necessary for the day-to-day operations of its Funds in the manner and on the terms and conditions hereinafter set forth, and Advisor wishes to accept such engagement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Trust and Advisor agree that,

1.    Responsibilities of the Advisor. The Advisor will be responsible for all expenses of the Trust except the following: the Advisor’s advisory fee and other expenses described in the Investment Advisory Agreement, Rule 12b-1 distribution and/or service fees, taxes, swap financing and related costs, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, and extraordinary expenses such as indemnification and litigation or other expenses outside the typical day-to-day operations of the Funds. For purposes of this paragraph 1, “acquired fund fees and expenses” means the indirect fees and expenses that a Fund incurs from investing in the shares of other unaffiliated registered or unregistered investment companies.

2.    Compensation of the Advisor. In consideration of the services rendered pursuant to this Agreement, the Funds will pay to the Advisor, as compensation for the services provided by the Advisor and its agents under this Agreement, an annualized fee, which shall be paid monthly, based on the average daily net assets of each Fund as set forth on Schedule A. In the event that this Agreement is terminated with respect to any Fund, the fee provided for in this paragraph shall be calculated on the basis of a period ending on the last day on which this Agreement is in effect, subject to a pro rata adjustment based on the number of days elapsed in the current period as a percentage of the total number of days in such period.

3.    Standard of Care; Limitation of Liability. The Advisor will exercise its best judgment in rendering the services described above. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Advisor of its obligations and duties under this Agreement. Any person, even though an officer, trustee, employee, or agent of the Advisor, who may be or become an officer, trustee, employee or agent, or one under the control or direction of the Advisor, even though paid by it.

4.    Amendment of this Agreement. This Agreement may be amended from time upon agreement by both parties in writing.

5.    Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by New York law in a manner not in conflict with the provisions of the Act.

6.    Miscellaneous.    Neither the holders of Shares of the Funds nor the Trustees shall be personally liable hereunder. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.    Duration and Termination of this Agreement. This Agreement shall remain in effect so long as Rafferty remains the Advisor. The Trust or the Advisor may terminate the Agreement upon 60 days written notice.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

DIREXION SHARES ETF TRUST		DIREXION ADVISORS, LLC

By:	/s/ Angela Brickl	By:	/s/ Angela Brickl
Name:	Angela Brickl	Name:	Angela Brickl
Title:	Secretary/CCO	Title:	Secretary/CCO
Date:	5/23/19	Date:	5/23/19

Dated: May 23, 2019

Schedule A

to the Operating Services Agreement

between the Direxion Shares ETF Trust and Direxion Advisors, LLC

Fund
PortfolioPlus S&P 500® ETF	0.02%
PortfolioPlus S&P® Small Cap ETF	0.05%
PortfolioPlus S&P® Mid Cap ETF	0.08%
PortfolioPlus Developed Markets ETF	0.05%
PortfolioPlus Emerging Markets ETF	0.05%
PortfolioPlus Real Estate ETF	0.08%
PortfolioPlus 20+ Year Treasury ETF	0.05%
Direxion 1.25X High Beta/Low Volatility Index ETF	0.25%
Direxion 1.25X State Street GX Dynamic Allocation ETF	0.25%

Last Revised: May 23, 2019